Exhibit 99.47

Franco-Nevada	Press Release

Franco-Nevada to Appoint New Chief Financial Officer Effective April 2010

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

This press release contains forward-looking statements. Reference should be made to the

“Cautionary Statement on Forward-looking Information” at the end of this press release.

TORONTO, March 12, 2010 - Franco-Nevada Corporation (TSX:FNV) announced today the appointment of Sandip Rana to the position of Chief Financial Officer effective in April  2010.

Mr. Rana will succeed Alex Morrison, who will be resigning from the position of CFO effective March 31, 2010 for personal reasons. Afterwards, Mr. Morrison will remain available to Franco-Nevada under a consulting arrangement to assist with the transition and to bring certain projects to completion.

“We want to thank Alex for his significant contributions to Franco-Nevada,” said David Harquail, President and Chief Executive Officer of Franco-Nevada. “During his time at Franco-Nevada, Alex has managed the role of CFO from the initial acquisition of assets and completion of our initial public offering holding primary management responsibility for the financial reporting, accounting and treasury, tax planning and compliance and information technology functions. We wish him the very best and appreciate his assistance in ensuring a smooth transition.”

Mr. Rana is currently Vice President Corporate Finance at Four Seasons Hotels Limited. Prior to joining Four Seasons in 2003, Mr. Rana was Internal Controller and Treasurer of Franco-Nevada Mining Corporation Limited. Prior to that, Mr Rana had experience at IMAX Corporation and Coopers & Lybrand.  Mr. Rana is a Chartered Accountant and has a Bachelor of Business Administration from the Schulich School of Business at York University.

“We are pleased to welcome back Sandip as our new CFO. He brings a history and familiarity of our business and assets and we know he will fit in well,” said Mr. Harquail.

Corporate Summary

Franco-Nevada Corporation (TSX: FNV) is a gold-focused royalty company with additional interests in platinum group metals, oil & gas and other assets. Its portfolio of high-margin cash flow producing assets is located principally in North America. The Company also holds a pipeline of potential future cash flowing assets that are being developed, permitted or explored.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this Press Release, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “estimate”, “expect”, “expects”, “expected” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Franco-Nevada to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in circumstances for the individuals involved; influence of economic developments; business opportunities that become available to, or are pursued by us; and litigation. The forward-looking statements contained in this Press Release are based upon assumptions management believes to be reasonable. Readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions relating to Franco-Nevada’s business, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as our annual and interim MD&A. The forward-looking statements herein are made as of the date of this Press Release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

For more information contact:

David Harquail - President and Chief Executive Officer

416-306-6300